February 22, 2019

Lance F. Tucker
Chief Financial Officer
JACK IN THE BOX INC /NEW/
9330 Balboa Avenue
San Diego, CA 92123

       Re: JACK IN THE BOX INC /NEW/
           Form 10-K for the Year Ended September 30, 2018
           Filed November 21, 2018
           Form 8-K Furnished February 20, 2019
           File No. 001-09390

Dear Mr. Tucker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. We note your disclosure on page 29 of system sales. We further note from your disclosure on page 25 that franchise sales represent sales at franchise restaurants and are revenue of your franchisees and that you do not record franchise sales as revenue. Please consider revising your disclosure on page 29 to include direct footnote references to your disclosure of franchised restaurant sales and system sales to clearly explain that these are not your revenues but are revenues of the franchisees and you only record a percentage of this amount as royalties.
Form 8-K Furnished 2/20/2019

Exhibit 99.1 Earnings Release, page 0
 Lance F. Tucker
JACK IN THE BOX INC /NEW/
February 22, 2019
Page 2

2. We note that on the last page of your earnings release you disclose the non-GAAP performance measures Franchise EBITDA and Restaurant-Level EBITDA, which exclude expenses such as occupancy, food and packaging, and payroll. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary to operate your business. In your response, please explain why you believe this is a meaningful supplement to net earnings of your core business operating results. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure
      Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP C&DIs). Also, we note that these measures appear to be reconciled to revenue. Please note that typically,
      EBITDA or adjusted EBITDA is reconciled to net income as the most comparable GAAP measure pursuant to Question 103.02 of our C&DIs. However, in light of the fact that restaurant-level EBITDA and franchise EBITDA should not be implied to be a company-
      wide profit measure, a reconciliation to net income would not be appropriate. If you continue to present a restaurant level and franchise level operating profit measure, the most comparable GAAP measure would be operating income. In addition, please expand your narrative discussion to clearly indicate the nature of the costs being excluded from restaurant contribution, that the measure is not indicative of overall results for the
      Company, and that restaurant contribution margin does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. Please revise accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                          Sincerely,
FirstName LastNameLance F. Tucker
                                                          Division of
Corporation Finance
Comapany NameJACK IN THE BOX INC /NEW/
                                                          Office of
Transportation and Leisure
February 22, 2019 Page 2
cc:       Paul Melancon
FirstName LastName